UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-32240

NEENAH, INC.

(Exact name of registrant as specified in its charter)

3460 Preston Ridge Road, Suite 600

Alpharetta, Georgia 30005

(678) 566-6500

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.01 par value per share

(Title of each class of securities covered by this form)

None

(Title of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:

Common Stock, $0.01 par value per share: 1*

*On July 6, 2022, pursuant to the Agreement and Plan of Merger, dated March 28, 2022, by and among Neenah, Inc. (the “Registrant”), Mativ Holdings, Inc. (f/k/a Schweitzer-Mauduit, Inc., “Mativ”) and Samurai Warrior Merger Sub, Inc., a wholly-owned subsidiary of Mativ (“Merger Sub”), Merger Sub merged with and into the Registrant, with the Registrant continuing as the surviving entity and a wholly owned subsidiary of Mativ.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: July 18, 2022	NEENAH, INC.

	By:	/s/ Ricardo Nuñez
Ricardo Nuñez
Chief Legal Officer, Secretary and Chief Compliance Officer